SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2004

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	Press Release dated August 25, 2004

Document 1

NEWS RELEASE
For Immediate Release
Wednesday, August 25, 2004
AINSWORTH LUMBER CO. LTD. (TSX: ANS)

AINSWORTH LUMBER CO. LTD. AGREES TO PURCHASE
POTLATCH CORPORATION’S OSB ASSETS

VANCOUVER, BC — Ainsworth Lumber Co. Ltd. (ANS: TSX) today announced that it has signed a definitive agreement to acquire all of Potlatch Corporation’s oriented strand board (OSB) manufacturing and related facilities, including a 12 megawatt cogeneration plant. Potlatch owns and operates three OSB plants in the northern Minnesota communities of Bemidji, Cook and Grand Rapids.

Potlatch produces over 1.3 billion square feet (3/8”) of OSB annually at the three plants. Today, their facilities produce a variety of value-added OSB products, including premium floor underlayment, radiant barrier sheathing, termite resistant panels and rimboard, in addition to commodity structural sheathing panels. Ainsworth is also acquiring certain intellectual property from Potlatch in this transaction.

Upon completion of the acquisition, Ainsworth will have a total annual OSB capacity of approximately 3.3 billion square feet (3/8” basis).

“This acquisition will significantly enhance our geographic balance, flexibility and product diversity,” said Brian Ainsworth, Chairman and Chief Executive Officer. “The proximity of the Potlatch mills to each other and to our facility in Barwick, Ontario, will enable us to access new markets, optimize our overall efficiency and provide excellent service and flexibility to our customers”

“As with our purchase of Voyageur Panel earlier this year, this acquisition offers significant cost savings versus the alternative of new, greenfield construction and enables us to benefit from the current price environment.”

The purchase price for the Potlatch assets is US$457.5 million, subject to adjustment for any changes in working capital to the closing date. The acquisition will be funded with cash on hand and new senior unsecured debt.

The transaction is expected to close in September 2004, subject to receipt of governmental approvals and closing conditions.

Deutsche Bank Securities Inc. acted as a financial advisor to Ainsworth for the transaction.

Forward-looking statements in this news release relating to our plans with respect to the acquisition of Potlatch’s OSB manufacturing and related facilities are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expects” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, our ability to consummate our acquisition of Potlatch’s OSB manufacturing and related facilities, unexpected costs or liabilities incurred by us as a result of our acquisition of Potlatch’s OSB manufacturing and related facilities, our ability to successfully integrate Potlatch’s OSB manufacturing and related facilities into our existing operations and other future developments in our affairs or in the industries in which we participate and factors detailed from time to time in our periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. We have no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Potlatch Corporation is a diversified forest products company headquartered in Spokane, Washington. They own timberlands totaling more than 1.5 million acres and their manufacturing facilities produce lumber, panels, pulp, paperboard and tissue. Additional information is available at www.potlatchcorp.com.

Ainsworth Lumber Co. Ltd. has operated as a forest products company in Western Canada for over 50 years. The company’s facilities have a total annual capacity of 2.0 billion square feet (3/8”) of oriented strand board (OSB), and 155 million square feet (3/8”) of specialty overlaid plywood. In Alberta, its operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., its operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, and a specialty plywood plant at Savona. In Ontario, it has an OSB plant in Barwick.

For further information contact:
Ainsworth Lumber Co. Ltd., Vancouver, B.C.
Catherine Ainsworth, Chief Operating Officer
Michael Ainsworth, Executive Vice President
Robert Allen, Chief Financial Officer
Bruce Rose, GM, Corporate Development
604 661-3200
www.ainsworth.ca

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2004

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer